

___Change of status of Designator from a resident to a *non-resident*
___Amendment to information supplied on a previous Form MA-NR

Mailing Address of the Designator
Do not use a P.O. Box.

Calle Albatross #10
(number and street)

Costa Bayeras Nayarit Mexico 63732 LR
(city) (state/region) (country) (postal code)

001 415 440 3764
(country code) (area code) (telephone number)

For a telephone number outside of the U.S., provide the country code with the area code and number.

EDGAR CIK No. (if any)__________ *SEC* File No. (if any): __________

Notary Public Signature and Information:

Signature: [signature] [PLACE SEAL HERE]

Subscribed and sworn to me this 10th day of January, 2019

My commission expires on 10/28/2020 County of Jalisco, México
State/~~Region of~~ Department Country of México

B. Acceptance of the Above Designation and Appointment as Agent for Service of Process.

The United States *person* identified in Section A above as the agent for service of process hereby accepts this designation and appointment as agent for service of process, under the terms set forth in this Form MA-NR. By signing below, the signatory certifies that the *person* identified in Section A above as the agency for service of process has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized:

Signature of U.S. Agent for Service of Process:

Stacey L Walter Date: 2/15/2019

Printed Name: Stacey Walter Title: Compliance Officer and Controller

C. Attached Documents

1. Is any name signed above pursuant to a written authorization, such as a board resolution or power of attorney? ☐Yes ☐No

2. Is there a written contractual agreement or other written document evidencing the designation and appointment of the above named U.S. agent for service of process and/or the agent's acceptance? ☐Yes ☐No

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